Exhibit 1

Media Release

20 March, 2008

Westpac announces gain from Visa IPO

Westpac today announced a pre-tax gain of approximately $270 million from its shareholding in Visa Inc, following its initial public offering (IPO) on the New York Stock Exchange overnight.

Westpac’s gain includes the proceeds from the portion of its holding sold into the IPO, along with the fair value of the residual shares held under trading restrictions.

Proceeds from the IPO reflect a price per security of US$44 adjusted for transaction costs and reserves retained as part of the IPO.

Any post-IPO gains/losses on Westpac’s residual shareholding from movements in the Visa share price will not be realised until the remaining shares are disposed of.

The pre-tax gain will be subject to Australian tax.

The total after tax gain will be treated as a significant item in Westpac’s 1H08 results and will not be included in cash earnings.  Westpac’s 1H08 results will be released on May 1, 2008.

Ends.

For Further Information

Jane Counsel	David Lording
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3443	Ph: 02 8253 3510